ITEM 2: LETTER TO STOCKHOLDERS


May 5, 2025

Fellow Oportun Stockholders:

We are the largest stockholder of Oportun Financial Corporation ("Oportun" or the "Company"), with an approximately 9.5% equity stake in the Company. Over the last two years, we have repeatedly urged Oportun's Board of Directors (the "Board") to act as an honest fiduciary rather than as a captive enabler of CEO Raul Vazquez. Our efforts resulted in the addition to the Board in 2024 of independent directors Scott Parker and Richard Tambor, who each possess valuable experience in direct lending and whose appointments resulted in significant improvements in credit and cost reductions.

However, we believe Oportun today remains hamstrung by legacy directors and executives who continue to delay further operational and governance enhancements that would create meaningful value for stockholders. We have concluded that additional change to the composition of the Board is needed to ensure the Board's independence from management and to realize the full potential of Oportun.

To that end, we have nominated Warren Wilcox, an independent and highly qualified director candidate, for election to the Board at the 2025 Annual Meeting of Stockholders (the "Annual Meeting"). Mr. Wilcox is a seasoned lender whose election will end the legacy directors' majority control of the Board and enable the Board to provide effective long-term oversight of the business.

We will soon be mailing you a proxy statement and a **WHITE** universal proxy card where you will have an opportunity to vote on the future of the Company. In the meantime, you may find additional information on our newly launched campaign website: www.OpportunityAtOportun.com.

The Legacy Board Has Failed to Turn Around Oportun's Underperformance & Effectively Oversee CEO Vazquez

In our view, Mr. Vazquez has destroyed a great lending business by ballooning Oportun's cost structure and net charge offs while attempting to turn the Company into a fintech conglomerate and a personal empire. We believe Mr. Vazquez's mistakes should have been arrested at the Board level – something the Board has evidently been incapable of or unwilling to do. In fact, the Board has apparently only encouraged Mr. Vazquez, most recently by appointing him Chief Financial Officer and principal accounting officer in addition to his role as CEO, despite his lack of accounting experience. This ineffective oversight is unsurprising in light of the facts that not a single legacy director has lending experience, and that many legacy directors have close personal and professional ties to Mr. Vazquez.

Our calls for Oportun to reverse Mr. Vazquez's empire-building efforts and refocus on its core lending business eventually forced a course correction, which was further aided by the addition of Messrs. Parker and Tambor in 2024. However, the changes have come slowly – and stockholders have had to suffer a 40% dilution[1] since our engagement began in order to cover the Company's strategic blunders.

---

[1] Oportun's weighted average common shares outstanding reported as of Q1 2023 was approximately 34 million; by Q4 2024, that figure had ballooned to 43.5 million, plus an additional 4.8 million shares issuable on conversion of warrants recently issued by the Company.


While the Company has made slow progress, Oportun is still substantially underperforming as evidenced by its operating results and by the subpar performance targets that have been set by the Board, which suggest that there is no sense of urgency in fixing the business. We believe that Oportun will not move forward so long as it maintains a staggered 10-person Board that is controlled by six long-tenured legacy directors who comprise the entirety of its committee and Board leadership.

The Company's operational and strategic performance under the supervision of the legacy directors clearly demonstrates the need for change:

- While competitors like OneMain Holdings, Inc. ("OMF") kept their operating expenses ("opex") per loan and corporate head count flat from 2019 to 2023, Oportun grew its aggressively by 109% and 70%.[2]

- Unnecessary acquisitions caused the Company to deviate from its core lending mission and generated substantial losses – for instance, the Company wasted $211 million on the value-destructive acquisition of Hello Digit, Inc. in 2021, or 12x its book value.[3]

These problems arose, we believe, from serious flaws in the Company's governance structure, which seems designed to negate accountability and facilitate management's value-destructive behavior:

- Despite its small market capitalization (<$200 million), Oportun is overseen by a bloated 10-person staggered Board with only four directors who appear independent from management.

- Many of the legacy directors have worked with each other and with Mr. Vazquez in prior professional roles, forcing us to question the degree of independent oversight actually being exercised.[4]

- Not one of the six legacy Board members has lending experience.

- When we urged the Board to shrink from 10 directors to eight, the Board refused.

Since the appointment of Messrs. Parker and Tambor in 2024 as part of our cooperation agreement with the Company, Oportun's total return has meaningfully improved, demonstrating the importance of proper Board oversight:[5]

Metric	Start	End	Total Return	Russell 2000	OMF
Findell Directors Put On Board	4/22/2024	4/21/2025	96.44%	-5.89%	-3.95%
2 Years	4/21/2023	4/21/2025	17.87%	4.93%	35.55%
3 Years	4/21/2022	4/21/2025	-65.20%	-4.27%	17.06%
5 Years	4/21/2020	4/21/2025	-24.96%	64.37%	320.11%
IPO	9/26/2019	4/21/2025	-72.67%	27.95%	122.34%

---

[2] OMF filings; Company filings.
[3] https://investor.oportun.com/news-events/press-releases/detail/25/oportun-completes-acquisition-of-digit-a-neobanking
[4] As we described in a previous letter: https://www.prnewswire.com/news-releases/findell-capital-management-issues-open-letter-to-board-and-shareholders-of-oportun-nasdaq-oprt-calling-for-leadership-change-302406810.html
[5] Data sourced from Bloomberg.


It's important to highlight that we endeavored to avoid a proxy fight this year by seeking to collaborate with Oportun on a plan that would place directors with lending experience in Board leadership positions. Unsurprisingly, the legacy directors refused our offers, further demonstrating that they are more focused on retaining their positions and keeping the current management team in place instead of driving stockholder returns.

In March of this year, we offered two experienced and independent director candidates to the Company whose addition to the Board would, we believed, provide it with significant lending expertise and promote good governance. Now that it has become apparent to us that no collaborative solution is possible, we have withdrawn one of our recommended candidates and are focusing our efforts on electing industry veteran Mr. Wilcox at the Annual Meeting to end the legacy directors' control over the Board.

This Year's Election Contest Represents an Opportunity to Establish an Independent Board Led by Independent Lending Industry Veterans

With the election of Mr. Wilcox at this year's Annual Meeting, stockholders can once and for all ensure that the entrenched legacy members no longer control the Board. Mr. Wilcox's addition to the Board will ensure that the Board is led by independent directors with lending industry experience and a level of objectivity that will enable them to effectively oversee management.

We also urge Oportun to take the following actions, which we believe will result in sustainable value creation for stockholders:

- Further reduce costs so that the Company's opex ratio, which currently stands at 15%, targets 10% and is more in line with best-in-class operator OMF at less than 7%.

- Remove the self-imposed interest rate cap of 36% so that Oportun can better serve its customer base.

- De-stagger the Board and ensure it is fully independent with no professional or personal ties to management.

- Appoint current directors with lending experience (Mr. Parker, Mr. Tambor and Carlos Minetti) to Board leadership roles.

We believe that much better days lie ahead for Oportun once stockholders wrest control of the Company from its irresponsible legacy directors and imperial CEO. In the coming weeks, we look forward to sharing additional information regarding the qualifications of Mr. Wilcox and our plan to unlock Oportun's full potential.

Sincerely,

Brian Finn
CIO
Findell Capital



ABOUT OUR NOMINEE

Warren Wilcox, age 67, currently serves as a Partner at FuseIQ LLC, a strategic consulting firm, since January 2025. From May 2021 to January 2025, Mr. Wilcox served as Co-Founder and Chief Marketing Officer of Concerto Card Company, a financial technology company focused on co-branded credit card programs. From January 2020 to April 2023, Mr. Wilcox served as a Senior Executive at Onboard Partners LLC, a financial services company specializing in facilitating transactions between financial institutions and between financial institutions and affinity groups. From 2015 to 2019, Mr. Wilcox served as Co-Founder and Chief Marketing Officer of Mercury Financial LLC, a financial technology company providing Mastercard-branded credit cards and personal loans to sub-prime and middle-market consumers. Mr. Wilcox previously served as Executive in Residence at Happy Money, Inc., a consumer lending platform, from 2014 to 2015, and as Head of Advisory Services at Visa Inc. (NYSE: V), from 2008 to 2012. From 2002 to 2007, Mr. Wilcox served as Vice Chairman and Chief Marketing Officer of Providian Financial Corporation, a middle-market credit card issuer, where he led the planning, marketing, and business development functions prior to its acquisition by Washington Mutual, Inc. Earlier in his career, Mr. Wilcox served as Senior Vice President at FleetBoston Financial Corporation, as Managing Director and Chief Marketing Officer of Household International, Inc.'s credit card division, and in credit and lending roles at Atlantic Financial Federal Savings Bank and Citicorp. Mr. Wilcox currently serves on the board of directors of Arroweye Solutions, Inc., a digital card manufacturing company, since 2003, and Direct Marketing Solutions, Inc., a marketing services firm, since December 2020. He previously served as a member of the board of directors of Encore Capital Group, Inc. (NASDAQ: ECPG), a debt collection and recovery company, from May 2004 to 2013, and of InfoArmor, Inc., a provider of identity protection solutions, from 2004 until its acquisition by Allstate Corporation (NYSE: ALL) in 2018. Mr. Wilcox received an M.S. in Management from the Krannert School of Management at Purdue University and a B.S. in Business Administration from Illinois State University.

We believe that Mr. Wilcox's decades of experience in consumer financial services, combined with his operational and marketing expertise and his track record of building and leading successful fintech and credit card businesses, make him well qualified to serve on the Board.


CERTAIN INFORMATION CONCERNING THE PARTICIPANTS

Findell Capital Management LLC ("Findell"), together with the other participants named herein, intends to file a preliminary proxy statement and accompanying WHITE universal proxy card with the Securities and Exchange Commission ("SEC") to be used to solicit votes for the election of Findell's highly-qualified director nominee at the 2025 annual meeting of stockholders of Oportun Financial Corporation, a Delaware corporation (the "Company").

FINDELL STRONGLY ADVISES ALL STOCKHOLDERS OF THE COMPANY TO READ THE PROXY STATEMENT AND OTHER PROXY MATERIALS, INCLUDING A PROXY CARD, AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. SUCH PROXY MATERIALS WILL BE AVAILABLE AT NO CHARGE ON THE SEC'S WEB SITE AT HTTP://WWW.SEC.GOV. IN ADDITION, THE PARTICIPANTS IN THIS PROXY SOLICITATION WILL PROVIDE COPIES OF THE PROXY STATEMENT WITHOUT CHARGE, WHEN AVAILABLE, UPON REQUEST. REQUESTS FOR COPIES SHOULD BE DIRECTED TO THE PARTICIPANTS' PROXY SOLICITOR.

The participants in the anticipated proxy solicitation are expected to be Findell, Findell Capital Partners, LP ("Findell Partners"), Finn Management GP LLC ("Findell Management"), Brian Finn and Warren Wilcox.

As of the date hereof, Findell Partners directly beneficially owns 2,131,000 shares of common stock, $0.0001 par value per share (the "Common Stock"), of the Company, 1,000 shares of which are held in record name. As the investment manager of Findell Partners and certain separately managed accounts (the "Findell SMAs"), Findell may be deemed to beneficially own the 2,131,000 shares of Common Stock beneficially owned directly by Findell Partners and the 1,310,300 shares of Common Stock held in the Findell SMAs. As the general partner of Findell Partners, Findell GP may be deemed to beneficially own the 2,131,000 shares of Common Stock beneficially owned directly by Findell Partners. As the member and sole director of Findell and the managing member of Findell GP, Mr. Finn may be deemed to beneficially own the 2,131,000 shares of Common Stock beneficially owned directly by Findell Partners and the 1,310,300 shares of Common Stock held in the Findell SMAs. As of the date hereof, Mr. Wilcox does not own any shares of Common Stock.


If you have any questions, please contact:



520 8th Avenue, 14th Floor
New York, NY 10018

(212) 257-1311
(888) 368-0379
info@saratogaproxy.com

ITEM 3: MATERIALS PUBLISHED ON FINDELL.US



Sumzero Manager Q&A: Using Behavioral Bias To Uncover Small Cap Opportunities (December 2019)

Brian Finn (Fin Capital) On Behavioral Bias in the Stock Market (January 2020)

A Discussion with Brian Finn of Findell Capital: Healthcare Investing, Liquidia and ProQR (November 2021)

Letter to the Oportun (Nasdaq: OPRT) Board of Directors (3/29/2023)

The Hedge Fund Journal. Tomorrow's Titan's 2023: Brian Finn, Findell Capital (September 2023)

OPRT: 4x in Liquidation, 10x Under New Mgmt. Why Findell Capital Wants CEO R. Vazquez Replaced (December 2023)

The Next "Ozempic" Like Product In Aesthetics? Findell Capital Flags Establishment Labs, ESTA (June 2024)

Letter to the Oportun (Nasdaq: OPRT) Board of Directors & Shareholders (03/20/2025)

Findell Responds to Oportun (Nasdaq: OPRT) Comments, Announces Board Nominations (03/27/2025)

Letter to Oportun (Nasdaq: OPRT) Shareholders Ahead of Proxy Contest (05/05/2025)

88 Pine Street, 22nd Fl. New York, NY 10005
info@findell.us


May 5, 2025

Fellow Oportun Stockholders:

We are the largest stockholder of Oportun Financial Corporation ("Oportun" or the "Company"), with an approximately 9.5% equity stake in the Company. Over the last two years, we have repeatedly urged Oportun's Board of Directors (the "Board") to act as an honest fiduciary rather than as a captive enabler of CEO Raul Vazquez. Our efforts resulted in the addition to the Board in 2024 of independent directors Scott Parker and Richard Tambor, who each possess valuable experience in direct lending and whose appointments resulted in significant improvements in credit and cost reductions.

However, we believe Oportun today remains hamstrung by legacy directors and executives who continue to delay further operational and governance enhancements that would create meaningful value for stockholders. We have concluded that additional change to the composition of the Board is needed to ensure the Board's independence from management and to realize the full potential of Oportun.

To that end, we have nominated Warren Wilcox, an independent and highly qualified director candidate, for election to the Board at the 2025 Annual Meeting of Stockholders (the "Annual Meeting"). Mr. Wilcox is a seasoned lender whose election will end the legacy directors' majority control of the Board and enable the Board to provide effective long-term oversight of the business.

We will soon be mailing you a proxy statement and a **WHITE** universal proxy card where you will have an opportunity to vote on the future of the Company. In the meantime, you may find additional information on our newly launched campaign website: www.OpportunityAtOportun.com.

The Legacy Board Has Failed to Turn Around Oportun's Underperformance & Effectively Oversee CEO Vazquez

In our view, Mr. Vazquez has destroyed a great lending business by ballooning Oportun's cost structure and net charge offs while attempting to turn the Company into a fintech conglomerate and a personal empire. We believe Mr. Vazquez's mistakes should have been arrested at the Board level – something the Board has evidently been incapable of or unwilling to do. In fact, the Board has apparently only encouraged Mr. Vazquez, most recently by appointing him Chief Financial Officer and principal accounting officer in addition to his role as CEO, despite his lack of accounting experience. This ineffective oversight is unsurprising in light of the facts that not a single legacy director has lending experience, and that many legacy directors have close personal and professional ties to Mr. Vazquez.

Our calls for Oportun to reverse Mr. Vazquez's empire-building efforts and refocus on its core lending business eventually forced a course correction, which was further aided by the addition of Messrs. Parker and Tambor in 2024. However, the changes have come slowly – and stockholders have had to suffer a 40% dilution[1] since our engagement began in order to cover the Company's strategic blunders.

---

[1] Oportun's weighted average common shares outstanding reported as of Q1 2023 was approximately 34 million; by Q4 2024, that figure had ballooned to 43.5 million, plus an additional 4.8 million shares issuable on conversion of warrants recently issued by the Company.


While the Company has made slow progress, Oportun is still substantially underperforming as evidenced by its operating results and by the subpar performance targets that have been set by the Board, which suggest that there is no sense of urgency in fixing the business. We believe that Oportun will not move forward so long as it maintains a staggered 10-person Board that is controlled by six long-tenured legacy directors who comprise the entirety of its committee and Board leadership.

The Company's operational and strategic performance under the supervision of the legacy directors clearly demonstrates the need for change:

- While competitors like OneMain Holdings, Inc. ("OMF") kept their operating expenses ("opex") per loan and corporate head count flat from 2019 to 2023, Oportun grew its aggressively by 109% and 70%.[2]

- Unnecessary acquisitions caused the Company to deviate from its core lending mission and generated substantial losses – for instance, the Company wasted $211 million on the value-destructive acquisition of Hello Digit, Inc. in 2021, or 12x its book value.[3]

These problems arose, we believe, from serious flaws in the Company's governance structure, which seems designed to negate accountability and facilitate management's value-destructive behavior:

- Despite its small market capitalization (<$200 million), Oportun is overseen by a bloated 10-person staggered Board with only four directors who appear independent from management.

- Many of the legacy directors have worked with each other and with Mr. Vazquez in prior professional roles, forcing us to question the degree of independent oversight actually being exercised.[4]

- Not one of the six legacy Board members has lending experience.

- When we urged the Board to shrink from 10 directors to eight, the Board refused.

Since the appointment of Messrs. Parker and Tambor in 2024 as part of our cooperation agreement with the Company, Oportun's total return has meaningfully improved, demonstrating the importance of proper Board oversight:[5]

Metric	Start	End	Total Return	Russell 2000	OMF
Findell Directors Put On Board	4/22/2024	4/21/2025	96.44%	-5.89%	-3.95%
2 Years	4/21/2023	4/21/2025	17.87%	4.93%	35.55%
3 Years	4/21/2022	4/21/2025	-65.20%	-4.27%	17.06%
5 Years	4/21/2020	4/21/2025	-24.96%	64.37%	320.11%
IPO	9/26/2019	4/21/2025	-72.67%	27.95%	122.34%

[2] OMF filings; Company filings.
[3] https://investor.oportun.com/news-events/press-releases/detail/25/oportun-completes-acquisition-of-digit-a-neobanking
[4] As we described in a previous letter: https://www.prnewswire.com/news-releases/findell-capital-management-issues-open-letter-to-board-and-shareholders-of-oportun-nasdaq-oprt-calling-for-leadership-change-302406810.html
[5] Data sourced from Bloomberg.


It's important to highlight that we endeavored to avoid a proxy fight this year by seeking to collaborate with Oportun on a plan that would place directors with lending experience in Board leadership positions. Unsurprisingly, the legacy directors refused our offers, further demonstrating that they are more focused on retaining their positions and keeping the current management team in place instead of driving stockholder returns.

In March of this year, we offered two experienced and independent director candidates to the Company whose addition to the Board would, we believed, provide it with significant lending expertise and promote good governance. Now that it has become apparent to us that no collaborative solution is possible, we have withdrawn one of our recommended candidates and are focusing our efforts on electing industry veteran Mr. Wilcox at the Annual Meeting to end the legacy directors' control over the Board.

This Year's Election Contest Represents an Opportunity to Establish an Independent Board Led by Independent Lending Industry Veterans

With the election of Mr. Wilcox at this year's Annual Meeting, stockholders can once and for all ensure that the entrenched legacy members no longer control the Board. Mr. Wilcox's addition to the Board will ensure that the Board is led by independent directors with lending industry experience and a level of objectivity that will enable them to effectively oversee management.

We also urge Oportun to take the following actions, which we believe will result in sustainable value creation for stockholders:

- Further reduce costs so that the Company's opex ratio, which currently stands at 15%, targets 10% and is more in line with best-in-class operator OMF at less than 7%.

- Remove the self-imposed interest rate cap of 36% so that Oportun can better serve its customer base.

- De-stagger the Board and ensure it is fully independent with no professional or personal ties to management.

- Appoint current directors with lending experience (Mr. Parker, Mr. Tambor and Carlos Minetti) to Board leadership roles.

We believe that much better days lie ahead for Oportun once stockholders wrest control of the Company from its irresponsible legacy directors and imperial CEO. In the coming weeks, we look forward to sharing additional information regarding the qualifications of Mr. Wilcox and our plan to unlock Oportun's full potential.

Sincerely,

Brian Finn
CIO
Findell Capital


ABOUT OUR NOMINEE

Warren Wilcox, age 67, currently serves as a Partner at FuseIQ LLC, a strategic consulting firm, since January 2025. From May 2021 to January 2025, Mr. Wilcox served as Co-Founder and Chief Marketing Officer of Concerto Card Company, a financial technology company focused on co-branded credit card programs. From January 2020 to April 2023, Mr. Wilcox served as a Senior Executive at Onboard Partners LLC, a financial services company specializing in facilitating transactions between financial institutions and between financial institutions and affinity groups. From 2015 to 2019, Mr. Wilcox served as Co-Founder and Chief Marketing Officer of Mercury Financial LLC, a financial technology company providing Mastercard-branded credit cards and personal loans to sub-prime and middle-market consumers. Mr. Wilcox previously served as Executive in Residence at Happy Money, Inc., a consumer lending platform, from 2014 to 2015, and as Head of Advisory Services at Visa Inc. (NYSE: V), from 2008 to 2012. From 2002 to 2007, Mr. Wilcox served as Vice Chairman and Chief Marketing Officer of Providian Financial Corporation, a middle-market credit card issuer, where he led the planning, marketing, and business development functions prior to its acquisition by Washington Mutual, Inc. Earlier in his career, Mr. Wilcox served as Senior Vice President at FleetBoston Financial Corporation, as Managing Director and Chief Marketing Officer of Household International, Inc.'s credit card division, and in credit and lending roles at Atlantic Financial Federal Savings Bank and Citicorp. Mr. Wilcox currently serves on the board of directors of Arroweye Solutions, Inc., a digital card manufacturing company, since 2003, and Direct Marketing Solutions, Inc., a marketing services firm, since December 2020. He previously served as a member of the board of directors of Encore Capital Group, Inc. (NASDAQ: ECPG), a debt collection and recovery company, from May 2004 to 2013, and of InfoArmor, Inc., a provider of identity protection solutions, from 2004 until its acquisition by Allstate Corporation (NYSE: ALL) in 2018. Mr. Wilcox received an M.S. in Management from the Krannert School of Management at Purdue University and a B.S. in Business Administration from Illinois State University.

We believe that Mr. Wilcox's decades of experience in consumer financial services, combined with his operational and marketing expertise and his track record of building and leading successful fintech and credit card businesses, make him well qualified to serve on the Board.


CERTAIN INFORMATION CONCERNING THE PARTICIPANTS

Findell Capital Management LLC ("Findell"), together with the other participants named herein, intends to file a preliminary proxy statement and accompanying WHITE universal proxy card with the Securities and Exchange Commission ("SEC") to be used to solicit votes for the election of Findell's highly-qualified director nominee at the 2025 annual meeting of stockholders of Oportun Financial Corporation, a Delaware corporation (the "Company").

FINDELL STRONGLY ADVISES ALL STOCKHOLDERS OF THE COMPANY TO READ THE PROXY STATEMENT AND OTHER PROXY MATERIALS, INCLUDING A PROXY CARD, AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. SUCH PROXY MATERIALS WILL BE AVAILABLE AT NO CHARGE ON THE SEC'S WEB SITE AT HTTP://WWW.SEC.GOV. IN ADDITION, THE PARTICIPANTS IN THIS PROXY SOLICITATION WILL PROVIDE COPIES OF THE PROXY STATEMENT WITHOUT CHARGE, WHEN AVAILABLE, UPON REQUEST. REQUESTS FOR COPIES SHOULD BE DIRECTED TO THE PARTICIPANTS' PROXY SOLICITOR.

The participants in the anticipated proxy solicitation are expected to be Findell, Findell Capital Partners, LP ("Findell Partners"), Finn Management GP LLC ("Findell Management"), Brian Finn and Warren Wilcox.

As of the date hereof, Findell Partners directly beneficially owns 2,131,000 shares of common stock, $0.0001 par value per share (the "Common Stock"), of the Company, 1,000 shares of which are held in record name. As the investment manager of Findell Partners and certain separately managed accounts (the "Findell SMAs"), Findell may be deemed to beneficially own the 2,131,000 shares of Common Stock beneficially owned directly by Findell Partners and the 1,310,300 shares of Common Stock held in the Findell SMAs. As the general partner of Findell Partners, Findell GP may be deemed to beneficially own the 2,131,000 shares of Common Stock beneficially owned directly by Findell Partners. As the member and sole director of Findell and the managing member of Findell GP, Mr. Finn may be deemed to beneficially own the 2,131,000 shares of Common Stock beneficially owned directly by Findell Partners and the 1,310,300 shares of Common Stock held in the Findell SMAs. As of the date hereof, Mr. Wilcox does not own any shares of Common Stock.


If you have any questions, please contact:



520 8th Avenue, 14th Floor
New York, NY 10018

(212) 257-1311
(888) 368-0379
info@saratogaproxy.com

ITEM 4: MATERIALS PUBLISHED ON WWW.OPPORTUNITYATOPORTUN.COM

THE OPPORTUNITY AT OPORTUN

CASE FOR CHANGE | OUR NOMINEE | RESOURCES | CONTACT

THE OPPORTUNITY AT OPORTUN

Findell Capital Management believes Oportun Financial Corporation can achieve its full potential by ending the legacy directors' majority control of the Board, improving the Company's governance and refocusing on lending.

We are seeking to elect an independent consumer financial services industry veteran to the Company's Board at the 2025 Annual Meeting.



WARREN WILCOX

The election of Mr. Wilcox will ensure that the entrenched legacy directors no longer control the Board and enable the Board to provide effective long-term oversight of the business.



READ OUR LETTER TO STOCKHOLDERS

ABOUT FINDELL



FINDELL CAPITAL



Findell is the single-largest stockholder of Oportun with an approximately 9.5% equity stake in the Company.

For the past two years, we have advocated for the interests of stockholders by publicly and privately pushing the Company to enhance governance, reduce costs and focus on its core lending business, which we believe has significant value potential despite years of mismanagement.

In 2024, our engagement resulted in the addition of independent directors Scott Parker and Richard Tambor, both of whom possess valuable experience in direct lending and whose appointments resulted in significant improvements in credit and cost reductions.

REVIEW OUR CASE FOR CHANGE ⊙

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Case For Change

We believe Oportun remains hamstrung by legacy directors and executies who continue to delay further operational and governance enhancements that would create meaningful value for stockholders.

The legacy directors allowed CEO Raul Vazquez to destroy a great lending business by ballooning Oportun's cost structure and net charge offs while attempting to turn the Company into a fintech conglomerate and personal empire.

❌ While competitors like OneMain Holdings, Inc. ("OMF") kept their operating expenses ("opex") per loan and corporate head count flat from 2019 to 2023, Oportun grew its aggressively by 109% and 70%.[1]

❌ Unnecessary acquisitions caused the Company to deviate from its core lending mission and generated substantial losses – for instance, the Company wasted $211 million on the value-destructive acquisition of Hello Digit, Inc. ("Digit") in 2021, or 12x its book value.[2]

❌ Findell's involvement eventually forced a pivot away from these excesses in 2024, but in our view, the pivot occurred far too slowly and with great resistance from the legacy Board. As a result of this delay, stockholders have had to suffer a 40% dilution since our engagement began in order to cover the Company's strategic blunders.[3]

[1] OMF filings; Company filings.
[2] Oportun completes acquisition of Digit, a neobanking company and platform
[3] Oportun's weighted average common shares outstanding reported as of Q1 2023 was approximately 34 million; by Q4 2024, that figure had ballooned to 43.5 million, plus an additional 4.8 million shares issuable on conversion of warrants recently issued by the Company.

We see this Board as bloated and controlled by long-tenured legacy directors resistant to change – not a single one of whom has experience in lending.

❌ Despite its small market capitalization (<$200 million), Oportun is overseen by a bloated 10-person staggered Board with only four directors who appear independent from management.

❌ Many of the legacy directors have worked with each other and with Mr. Vazquez in prior professional roles, forcing us to question the degree of independent oversight actually being exercised.[4]

❌ Not one of the six legacy Board members has lending experience.

❌ The Board refused our ask to reshuffle its committee heads and its lead director to include members with lending experience.

❌ The Board refused our call to shrink from 10 directors to eight directors.

[4] As we described in a previous letter: Findell Capital Management Issues Open Letter to Board and Shareholders of Oportun (NASDAQ: OPRT) Calling for Leadership Change

This year's election contest represents an opportunity to establish an independent Board led by independent lending industry veterans.

✅ Our nominee, Warren Wilcox, has relevant industry experience and is entirely independent of both Findell and Oportun. With the election of Mr. Wilcox, the entrenched legacy Board members will no longer constitute a majority, and the Board can be led by the independent directors.

✅ With an independent Board overseeing management, we believe Oportun should be able to achieve 8-10% pre-tax Return on Assets (compared to its current goal of 3-4%). We believe the Company can further reduce costs so that its opex ratio, which currently stands at 15%, targets 10% and is more in line with best-in-class operator OMF at less than 7%.

✅ We believe the Board should remove the self-imposed interest rate cap of 36% so that Oportun can better serve its customer base.

✅ We're advocating for the Board to de-stagger itself and ensure it is fully independent with no professional or personal ties to management. We also support the appointment of current directors who have lending experience (Mr. Parker, Mr. Tambor and Carlos Minetti) to Board leadership roles.

✅ Since the appointment of independent lending experts Scott Parker and Richard Tambor to the Board in 2024 as part of our cooperation agreement with the Company, Oportun's total return has meaningfully improved – demonstrating the importance of proper Board oversight: [5]

Metric	Start	End	Total Return	Russell 2000	OMF
Findell Directors Put On Board	4/22/2024	4/21/2025	96.44%	-5.89%	-3.95%
2 Years	4/21/2023	4/21/2025	17.87%	4.93%	35.55%
3 Years	4/21/2022	4/21/2025	-65.20%	-4.27%	17.06%
5 Years	4/21/2020	4/21/2025	-24.96%	64.37%	320.11%
IPO	9/26/2019	4/21/2025	-72.67%	27.95%	122.34%

[5] Data sourced from Bloomberg.

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Our Nominee

Mr. Wilcox is an experienced director with a deep background in consumer financial services. By electing Mr. Wilcox at this year's Annual Meeting, stockholders can finally ensure that the entrenched legacy members no longer control the Board.



Warren Wilcox

- Former member of the board of directors of Encore Capital Group, Inc. (NASDAQ: ECPG), a debt collection and recovery company, and of InfoArmor, Inc., a provider of identity protection solutions, until its acquisition by Allstate Corporation (NYSE: ALL).

- Former Co-Founder and Chief Marketing Officer of Concerto Card Company, a financial technology company focused on co-branded credit card programs.

- Former Senior Executive at Onboard Partners LLC, a financial services company specializing in facilitating transactions between financial institutions and between financial institutions and affinity groups.

- Former Co-Founder and Chief Marketing Officer of Mercury Financial LLC, a financial technology company providing Mastercard-branded credit cards and personal loans to sub-prime and middle-market consumers.

- Former Executive in Residence at Happy Money, Inc., a consumer lending platform, and Head of Advisory Services at Visa Inc. (NYSE: V).

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The materials on this website are provided merely as information and are not intended to be, nor should they be construed as, an offer to sell or a solicitation of an offer to buy any security. These materials do not recommend the purchase or sale of any security. The Participants currently beneficially own shares of the Company. Itis possible that there will be developments in the future that cause the Participants from time to time to buy shares of the Company (in open market or privately negotiated transactions or otherwise), sell all or a portion of their holdings of the Company in open market transactions or otherwise (including via short sales), or trade in options, puts, calls or other derivative instruments relating to the shares of the Company.

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Findell Capital Management LLC ("Findell"), together with the other participants named herein, intends to file a preliminary proxy statement and accompanying WHITE universal proxy card with the Securities and Exchange Commission ("SEC") to be used to solicit votes for the election of Findell's slate of highly-qualified director nominees at the 2025annual meeting of stockholders of Oportun Financial Corporation, a Delaware corporation (the "Company").

FINDELL STRONGLY ADVISES ALL STOCKHOLDERS OF THE COMPANY TO READ THE PROXY STATEMENT AND OTHER PROXY MATERIALS, INCLUDING A PROXY CARD, AS THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. SUCH PROXY MATERIALS WILL BE AVAILABLE AT NO CHARGE ON THE SEC'S WEBSITE AT HTTP://WWW.SEC.GOV. IN ADDITION, THE PARTICIPANTS IN THIS PROXY SOLICITATION WILL PROVIDE COPIES OF THE PROXY STATEMENT WITHOUT CHARGE, WHEN AVAILABLE, UPON REQUEST. REQUESTS FOR COPIES SHOULD BE DIRECTED TO THE PARTICIPANTS' PROXY SOLICITOR.

The participants in the anticipated proxy solicitation are expected to be Findell, Findell Capital Partners, LP ("Findell Partners"), Finn Management GP LLC ("Findell Management"), Brian Finn and Warren Wilcox.

As of the date hereof, Findell Partners directly beneficially owns 2,131,000 shares of common stock, $0.0001 par value per share (the "Common Stock"), of the Company, 1,000 shares of which are held in record name. As the investment manager of Findell Partners and certain separately managed accounts (the "Findell SMAs"), Findell may be deemed to beneficially own the 2,131,000 shares of Common Stock beneficially owned directly by Findell Partners and the 1,310,300 shares of Common Stock held in the Findell SMAs. As the general partner of Findell Partners, Findell GP may be deemed to beneficially own the 2,131,000 shares of Common Stock beneficially owned directly by Findell Partners. As the member and sole director of Findell and the managing member of Findell GP, Mr. Finn may be deemed to beneficially own the 2,131,000 shares of Common Stock beneficially owned directly by Findell Partners and the 1,310,300 shares of Common Stock held in the Findell SMAs. As of the date hereof, Mr. Wilcox does not own any shares of Common Stock.

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Resources

Shareholder Letters


Letter to OPRT Stockholders
MAY 5, 2025 / FINDELL CAPITAL MANAGEMENT, LLC

Press Releases


Findell Capital Partners Delivers Letter to Oportun Stockholders Ahead of 2025 Annual Meeting
MAY 5, 2025 / FINDELL CAPITAL MANAGEMENT, LLC


Findell Capital Management Responds to Oportun (NASDAQ: OPRT) Comments, Announces Nomination of Sandra Bell and Warren Wilcox
MARCH 27, 2025 / FINDELL CAPITAL MANAGEMENT, LLC


Findell Capital Management Issues Open Letter to the Board and Shareholders of Oportun (NASDAQ:OPRT) Calling for Leadership Change
MARCH 20, 2025 / FINDELL CAPITAL MANAGEMENT, LLC


Findell Capital Management LLC Issues Statement to the Stockholders of Oportun Financial Corporation
DECEMBER 4, 2023 / FINDELL CAPITAL MANAGEMENT, LLC


Findell Capital Management LLC Applauds Oportun (OPRT) in Announcing Cost Savings Measures
MAY 9, 2023 / FINDELL CAPITAL MANAGEMENT, LLC


Findell Capital Management LLC Issues Statement to the Oportun Financial Corporation Board of Directors
MARCH 29, 2023 / FINDELL CAPITAL MANAGEMENT, LLC

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I AGREE